Exhibit 99.1

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1 Name and Address of Company

Sandstorm Gold Ltd. (the “Company” or “Sandstorm”)

Suite 1400 – 400 Burrard Street
Vancouver, BC V6C 3A6

Item 2 Date of Material Change

March 23, 2015

Item 3 News Release

A news release was disseminated through CNW Group Ltd. on March 23, 2015 and filed on SEDAR.

Item 4 Summary of Material Change

The Company announced on March 23, 2015 that it has acquired a 1% gross proceeds royalty (“Royalty”) over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik Diamond Mine (“Diavik Mine”) operated by Rio Tinto plc.

Item 5 Full Description of Material Change

Transaction Terms

Sandstorm acquired the Royalty from IAMGOLD Corporation for US$52.5 million in cash and 3 million warrants of Sandstorm. The warrants have a five year term, a strike price of US$4.50 per Sandstorm common share and will be exercisable following initial production from the Diavik Mine’s A21 pipe.

The Royalty transaction is a unique opportunity which provides the following benefits to Sandstorm:

•	contributes long-term stable cash flows from a world-class asset run by one of the world’s premier diversified mining companies;
•	diamond markets exhibit strong demand with stable growth predicted over the near future;
•	more than 50% of the Company’s attributable gold equivalent production is generated from mines operated by large, reliable, diversified mining companies;
•	the Company’s gold-based revenue stream will remain above 80%; and
•	Sandstorm’s corporate development efforts remain focused on gold transactions.

With the addition of the Royalty, Sandstorm’s production for 2015 is now forecasted to be between 40,000 to 50,000 attributable gold equivalent ounces. The Company is forecasting attributable gold equivalent production of approximately 50,000 ounces per annum in 2018, excluding any ounces that may come from Luna Gold Corp.’s Aurizona mine in Brazil.

About the Diavik Mine

The Diavik Mine is Canada’s largest diamond mine, located on a 20 square kilometre island at Lac de Gras, Northwest Territories, approximately 300 kilometres from Yellowknife. The Diavik Mine is 60% owned and operated by Rio Tinto plc and is 40% owned by Dominion Diamond Corporation. Diavik began producing diamonds in January 2003, and has since produced more than 90 million carats from three kimberlite pipes (A154 South, A154 North, and A418). Rio Tinto plc has recently approved the development of open pit mining from a fourth pipe (A21). The kimberlite pipes at Diavik are exceptionally high-grade in nature, making it one of the most profitable diamond mines in the world. The current mine plan is expected to take the mine’s production to at least 2023.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information contact Erfan Kazemi at (604) 689-0234.

Item 9 Date of Report

DATED as of this 26th day of MARCH, 2015.

Sandstorm Gold Ltd.

By:	“Erfan Kazemi”
Erfan Kazemi
Chief Financial Officer